                                  July 8, 1997

VIA EDGAR TRANSMISSION
----------------------

Keith Pisani, Esq.
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C.  20549-1004

           Re: Koll Real Estate Services -- Registration Statement on Form S-1 Registration No. 333-10387
                ---------------------------------------------------------------

Dear Mr. Pisani:

          This letter is to notify you that pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Koll Real Estate Services, a Delaware corporation (the "Company") requests the withdrawal of the above-captioned Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the "SEC") on August 19, 1996 (the "Registration Statement"). No securities have been issued pursuant to the Registration Statement. The offering contemplated by the Registration Statement was initially delayed due to market conditions, and the Company now desires to withdraw the Registration Statement due to its involvement in a transaction that was the subject of a Registration Statement on Form S-4 filed with the SEC on June 6, 1997.

          Please contact Ashley S. Newsom with Riordan & McKinzie at (213) 229-8564 if you have any questions or if you need further information to effect the withdrawal of the Registration Statement.


                                       KOLL REAL ESTATE SERVICES



                                       /s/ Raymond E. Wirta
                                       --------------------
                                       Raymond E. Wirta,
                                       Chief Executive Officer


cc:  Broc Romanek, Esq.